[redacted]

14049227

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/20

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 68723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WORDENTRADE, INC.
Tradefire, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6030 BETHELVIEW ROAD SUITE 102-A
(No. and Street)

CUMMING	GA	30040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CURTIS WEEKS — 678 679-8910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway Suite 108-381	Athens	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/26

OATH OR AFFIRMATION

I, Curtis A. Weeks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WORDENTRADE, INC., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENDALL TEMPLETON
MY COMMISSION EXPIRES
NOTARY PUBLIC
AUGUST 8, 2016
FORSYTH COUNTY, GEORGIA

Curtis A Weeks
Signature

CFO
Title

Kendall Templeton
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORDENTRADE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013
AND INDEPENDENT AUDITORS' REPORT

WJB & Co., P.C.

WORDENTRADE, INC.

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors
Wordentrade, Inc.

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Wordentrade, Inc., (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wordentrade, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

WJB & Co., P.C.

Athens, Georgia
February 24, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

WORDENTRADE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS:		
Cash	$	28,466
Deposit with clearing broker		7,344
Prepaid expenses		350
Total current assets	$	36,160
OTHER ASSET - deposits		14,133
TOTAL ASSETS	$	50,292

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	8,632
Total liabilities	$	8,632
STOCKHOLDERS' EQUITY:		
Capital stock $1 par value, 2,000 shares authorized, issued and outstanding		2,000
Additional paid-in-capital		242,822
Deficit		(203,162)
Total stockholders' equity		41,660
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	50,292

See Independent Auditors' Report and
Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

WordenTrade, Inc. (the "Company") formerly known as Arrowhead Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company acquired its broker-dealer registration from FINRA effective July 7, 2011.

In March 2012, Worden Securities Holdings, Inc. (the "Parent")purchased 100% of the issued and outstanding shares of common stock of the Company from its previous owner and the Company changed its name to WordenTrade, Inc.

WordenTrade, Inc. is a general securities broker/dealer offering online trading in products such as equities, corporate bonds, government bonds, options, ETFs, REITs, and CD's to retail customers.

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Commissions

Commission revenue is derived by the Company acting as an agent buying and selling securities on behalf of its customers. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Parent is treated as a Parent S-Corp for US federal income tax purposes. As a result the Company is not subject to income tax. Accordingly, the financial statements do not reflect a provision for income tax positions.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Prior period adjustment

The Parent elected (as was approved) to be treated as a Parent S-Corp for US federal income tax purposes during the year ended December 31, 2012. As a result the Company should not have recorded a provision for income tax and the related deferred tax asset for such year. Accordingly the deferred tax asset balance as of December 31, 2012 of $18,256 was reclassed to retained deficit as of December 31, 2013. The adjustment resulted in no net change to the Company's net capital.

2. **RELATED PARTY TRANSACTION**

The Company received capital contributions from its shareholder in the amount of $85,000 for the year ended December 31, 2013.

The Company paid Worden Brothers, Inc. $19,851for technology services for the year ended December 31, 2013, such amount is included technology expense and professional fees in the accompanying statement of operations.

The Company paid Worden Holdings NC, LLC $5,000 for rent for the year ended December 31, 2013, such amount is included technology expense in the accompanying statement of operations.

There were no amounts payable to or receivable from related parties as of December 31, 2013.

3. **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2013.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $27,177 which was $22,177 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 31.76%.

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

6. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

7. **SIPC ASSESSMENT RECONCILIATION**

The Company did not have revenues over $500,000 for the year ended December 31, 2013. As a result the Company is not required to include the Form SIPC-7 or the Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.